Exhibit (d)(1)

1195 River Road, P.O. Box 302 Marietta, Pennsylvania 17547-0302 (717) 426-1931 www.donega1group.com

March 22, 2013

Special Committee of the Board of Directors

Donegal Group Inc.

1195 River Road

Marietta, PA 17547

Dear Board Members:

On behalf of the Board of Directors of Donegal Mutual Insurance Company, we write to advise you of recent action by our Board. The Board met this morning to discuss and consider the offer to purchase shares of Class B Common Stock of Donegal Group Inc. by Mr. Gregory Shepard. Among other things, the Board discussed the terms of the offer and the condition that three directors selected by Mr. Shepard be appointed to the Donegal Mutual Board.

The Board, after due consideration, unanimously determined that it would not be in the best interest of Donegal Mutual, its policyholders and its other constituencies to appoint three persons selected by Mr. Shepard as new directors on the Board of Donegal Mutual. In addition, after consideration of the terms and conditions of Mr. Shepard’s offer, the Board unanimously determined that Donegal Mutual should not tender shares of Class B Common Stock owned by Donegal Mutual into the Shepard offer.

If you have any questions please contact either one of us

Sincerely,

Philip H. Glatfelter, II

Chairman of the Board

Donald H. Nikolaus

President and Chief Executive Officer